SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                                 MF Global Ltd.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    G60642108
                                 (CUSIP Number)

                                December 31, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 5 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G60642108                 13G/A              Page 2 of 5 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            JANA PARTNERS LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                       9,065,182 (including 748,134 shares underlying convertible notes and 280,383 shares underlying preferred stock)

SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                       0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                       9,065,182 (including 748,134 shares underlying convertible notes and 280,383 shares underlying preferred stock)
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                       9,065,182 (including 748,134 shares underlying convertible notes and 280,383 shares underlying preferred stock)
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                       7.5%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                        IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G60642108                  13G/A               Page 3 of 5 Pages


Item 1(a).     Name of Issuer:
               MF Global Ltd.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               Clarendon House
               2 Church Street
               Hamilton HM11
               Bermuda

Item 2(a).     Name of Person Filing:
               JANA PARTNERS LLC

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               767 Fifth Avenue, 8th Floor
               New York, NY 10153

Item 2(c).     Citizenship:

               This Statement is filed by JANA Partners LLC, a Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of JANA Partners LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $1.00 per share

Item 2(e).     CUSIP Number: G60642108


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ]   Broker or dealer registered under Section 15 of the Act,

         (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

         (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the
                   Act,

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

         (e) [ ]   Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E),

CUSIP No. G60642108                         13G/A            Page 4 of 5 Pages


         (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

         (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

         (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

         (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

         (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



Item 4.   Ownership.

          (a) Amount beneficially owned: 9,065,182 (including 748,134 shares underlying convertible notes and 280,383 shares underlying preferred stock)
          (b)   Percent of class: 7.5%
          (c)   Number of shares as to which JANA Partners LLC has:
                (i) Sole power to vote or direct the vote: 9,065,182 (including 748,134 shares underlying convertible notes and 280,383 shares underlying preferred stock)
                (ii)  Shared power to vote or direct the vote: 0
                (iii) Sole power to dispose or direct the disposition: 9,065,182
                      (including 748,134 shares underlying convertible notes and 280,383 shares underlying preferred stock)
                (iv)  Shared power to dispose or direct the disposition: 0



Item 5.   Ownership of Five Percent or Less of a Class.
          Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not Applicable

Item 8.   Identification and Classification of Members of the Group.
          Not Applicable

Item 9.   Notice of Dissolution of Group.
          Not Applicable

CUSIP No. G60642108                13G/A              Page 5 of 5 Pages

Item 10.  Certification.

          By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.


DATED:  February 17, 2009


                                       JANA PARTNERS LLC


                                       By: /S/ BARRY ROSENSTEIN
                                           ---------------------------
                                           Barry Rosenstein
                                           Managing Partner


                                       By: /S/ GARY CLAAR
                                           ---------------------------
                                           Gary Claar
                                           General Partner